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                           April 12, 2023

       Paul Mann
       Chief Executive Officer and Chairman
       ASP Isotopes Inc.
       433 Plaza Real, Suit 275
       Boca Raton, Florida 33432

                                                        Re: ASP Isotopes Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on April 5,
2023
                                                            File No. 333-271137

       Dear Paul Mann:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at (202) 551-4451 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Brenda Hamilton